SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

_____________

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended    December 31, 2010

OR

☐  TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from __________ to __________

Commission file number    1-724

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:  Phillips-Van Heusen Corporation Associates Investment Plan For Residents Of The Commonwealth Of Puerto Rico

B.  Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: PVH Corp., 200 Madison Avenue, New York, New York 10016

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR
RESIDENTS OF THE COMMONWEALTH
OF PUERTO RICO

Date: June 29, 2011	By: /s/ Dana M. Perlman
Dana M. Perlman
Member of Plan Committee

ANNUAL REPORT ON FORM 11-K ITEM 4

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

TABLE OF CONTENTS

December 31, 2010 and 2009

Page
Report of Independent Registered Public Accounting Firm……………………………..

Financial Statements

Statements of Net Assets Available for Benefits……………………………………..

Statement of Changes in Net Assets Available for Benefits

Notes to Financial Statements………………………………………………………..

Supplemental Schedule

Schedule H, Line 4i--Schedule of Investments Held at Year End at Fair Value………
F-1 F-2 F-3 F-4 F-14

Report of Independent Registered Public Accounting Firm

Administrative Committee of the Plan
Phillips-Van Heusen Corporation
Associates Investment Plan for Residents
of the Commonwealth of Puerto Rico

We have audited the accompanying statements of net assets available for benefits of the Phillips-Van Heusen Corporation Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole.  The accompanying supplemental schedule of investments held at year end at fair value as of December 31, 2010, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

New York, NY
June 24, 2011

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2010 and 2009

	2010	2009

Assets

Cash	$ 123	$ 150
Participant-directed investments, at fair value	304,810	246,813
Receivables:
Notes from participants	33,669	22,376
Contributions, employer	157	161
Contributions, employee	285	302
Due from broker	172	-
Loan interest	-	3
Total receivables	34,283	22,842

Total assets	339,216	269,805

Liabilities

Miscellaneous payables	236	124

Total liabilities	236	124

Net assets available for benefits, at fair value	338,980	269,681

Adjustment from fair value to contract value for interest
in common/collective trust relating to fully
benefit-responsive investment contracts	(2,953)	4,702

Net assets available for benefits	$ 336,027	$ 274,383

The accompanying notes are an integral
part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

STATEMENT OF CHANGES IN NET
ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31, 2010

Additions

Contributions:
Employer, net of forfeitures	$ 21,151
Employees	36,868
Interest and investment income	2,196
Loan interest	1,702

Total additions	61,917

Deductions

Payments to participants	32,285

Total deductions	32,285

Net realized and unrealized appreciation
of investments	32,012

Net increase in net assets available for benefits	61,644

Net assets available for benefits at beginning of year	274,383

Net assets available for benefits at end of year	$ 336,027

The accompanying notes are an integral
part of these financial statements

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

For the Years Ended December 31, 2010 and 2009

1.           Description of the Plan

The following description of the Phillips-Van Heusen Corporation (the “Company”) Associates Investment Plan for Residents of the Commonwealth of Puerto Rico (the “Plan”) provides only general information.  Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

Trustee and Recordkeeper

The Plan’s trustee is Charles Schwab Trust Company (the “Trustee”).  The Plan’s recordkeeper is Schwab Retirement Plan Services, Inc.

General

The Plan is a defined contribution plan covering salaried and hourly retail field workers who are residents of the Commonwealth of Puerto Rico who are at least age 21 or older, have completed the earlier of; at least three consecutive months of service and are regularly scheduled to work at least 20 hours per week; or have completed at least 1,000 hours of service during the first 12 months of employment. The Plan is subject to the reporting and disclosure requirements of the Employer Retirement Income Security Act of 1974 (“ERISA”).

Contributions

Each year, participants may contribute up to 10% of pre-tax annual compensation, as defined by the Plan, up to the maximum amount allowed by law.  In addition, eligible participants who have attained age 50 before the close of the plan year shall be eligible to make catch-up contributions up to $1,000.  The Company matches 100% of the first 1% of eligible compensation that a participant contributes to the Plan, plus 50% of the next 5% of eligible compensation contributed by the participant.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings.  Forfeited balances of terminated participants’ nonvested accounts are used to reduce future Company contributions.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Vesting

Amounts attributable to employee contributions and the allocated earnings thereon are immediately vested.  Participants become 100% vested in Company contributions and the allocated earnings thereon after two years of service.  Upon death, permanent disability, or reaching age 65, participants or their beneficiaries become 100% vested in Company contributions.

Investment Options

Upon enrollment in the Plan, a participant may direct employee or Company contributions into any one of four pre-mixed asset allocation models or any of 11 individual investment options.  A participant may contribute a maximum of 25% of employee contributions into the PVH Stock Fund.

Notes Receivable from Participants

Participants may borrow from the Plan, with certain restrictions, using their vested account balance as collateral.  The minimum loan amount is $1,000 and the maximum loan amount is the lesser of (i) $50,000 reduced by the participant’s highest outstanding loan balance during the previous 12 months, or (ii) 50% of the vested value of the participant’s account. Interest is fixed for the term of the loan at the prime rate plus 1%.  Loan repayments are made through payroll deductions, which may be specified for a term of 1 to 5 years or up to 15 years for the purchase of a primary residence.  Upon termination of employment, a participant is given 90 days to repay the loan in full before it is considered to be in default. Delinquent loans are considered to be distributions based on the terms of the Plan document.  Participant loans are measured as the unpaid principal balance plus any accrued but unpaid interest.

At December 31, 2010, outstanding notes receivable from participants totaled $33,669, with maturity dates through 2016 at interest rates ranging from 4.25% to 9.00%.

Forfeitures

Contributions made on behalf of non-vested or partially vested employees who have terminated are retained by the Plan and are used to reduce the Company’s future matching contributions.  In 2010, no forfeitures were used by the Plan to reduce the Company’s

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

matching contributions.  In 2009, forfeitures of $1,739 were used by the Plan to reduce the Company’s matching contributions.  At December 31, 2010 and 2009, forfeited non-vested accounts totaled $956 and $543, respectively.

Payment of Benefits

Participants electing final distributions will receive payment in the form of a lump sum amount equal to the value of their vested account unless the participant notifies the Company of their intent to receive all or a portion of their balance attributable to the PVH Stock Fund paid in the form of shares of the Company’s Common Stock.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their accounts.

2.           Significant Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan were prepared using the accrual basis of accounting.

Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes.  Actual results could differ from those estimates.

Administrative Expenses

Substantially all administrative expenses are paid by the Company.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Investments

Investments are recorded in the accompanying financial statements at fair value.  See Note 4 for additional information.  Purchases and sales of securities are reflected on a trade date basis.  All assets of the Plan are held by the Trustee and are segregated from the assets of the Company.

In accordance with accounting guidance for defined contribution plans, investments in benefit-responsive investment contracts must be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through a common/collective trust.  The Statements of Net Assets Available for Benefits present the fair value of the investments in the common/collective trust as well as the adjustment of the investment in the common/collective trust from fair value to contract value relating to the investment contracts.  The Statements of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

Reclassifications

For comparative purposes, certain prior period amounts have been reclassified to conform to the current year’s presentation.

Recent Accounting Guidance

In January 2010, the Financial Accounting Standards Boards (“FASB”) issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, which requires (1) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and the reasons for the transfers, (2) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (3) fair value measurements for each class of assets and liabilities, and (4) disclosures about the valuations techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3.  The Plan adopted this guidance for the year ended December 31, 2010, except for the provisions which are not effective until the year ended December 31, 2011.  The

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

adoption of the additional requirements for the year ended December 31, 2011 is not anticipated to have any impact on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Plans, which requires participant loans in the financial statements of defined contribution pension plans be recorded as notes receivable and measured at their unpaid principal balance plus any accrued but unpaid interest.  Participant loans were previously classified as plan investments and measured at fair value.  This guidance was effective for annual reporting periods ending after December 15, 2010.  Upon adoption, the Plan applied the guidance retrospectively and reclassified the loans on the Statements of Net Assets Available for Benefits as of December 31, 2009.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, to clarify and revise the requirements for measuring fair value and for disclosing information about fair value measurements.  The Plan is currently evaluating the impact of this new guidance on the Plan’s financial statements.

3.           Transactions with Parties-in-Interest

During the years ended December 31, 2010 and 2009, the Plan purchased 136 and 544 shares, respectively, and sold 162 and 371 shares of the Company’s common stock, respectively.  The Plan also received $133 and $89 during 2010 and 2009, respectively, from the Company as payment of dividends on its common stock.

4.           Fair Value Measurements

The FASB defines fair value as the price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants at the measurement date.  The guidance establishes a three level fair value hierarchy that prioritizes the inputs used to measure fair value.  The three levels of the hierarchy are defined as follows:

Level 1 – Inputs are unadjusted quoted prices in active markets for identical assets or liabilities that management has the ability to access at the measurement date.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

Level 2 – Observable inputs other than quoted prices included in Level 1, including quoted prices for identical assets or liabilities in inactive markets, quoted prices for similar assets or liabilities in active markets, inputs other than quoted prices that are observable for the asset or liability and inputs derived principally from or corroborated by observable market data.

Level 3 – Unobservable inputs reflecting management’s own assumptions about the inputs that market participant would use in pricing the asset or liability based on the best information available.

If the inputs used to measure the financial instruments fall within different levels of the hierarchy, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The following tables set forth the financial assets of the Plan by level within the fair value hierarchy, as of December 31, 2010 and 2009:

		Fair Value Measurements at
		December 31, 2010
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 135,821	$ -	$ 135,821	$ -
U.S. Equity Index	9,676	-	9,676	-
Mutual Funds:(2)
U.S. Equity	40,072	40,072	-	-
International Equity	14,337	14,337	-	-
Fixed Income	34,574	34,574	-	-
Balanced	13,391	13,391	-	-
Real Estate	2,689	2,689	-	-
Phillips-Van Heusen Stock Fund(3)	53,685	53,685	-	-
Money Market Funds(4)	565	-	565	-

Total Investments Measured at Fair Value	$ 304,810	$ 158,748	$ 146,062	$ -

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

		Fair Value Measurements at
		December 31, 2009
Asset Category	Total	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Common Collective Trust Funds:(1)
Stable Value	$ 122,692	$ -	$ 122,692	$ -
U.S. Equity Index	7,336	-	7,336	-
Mutual Funds:(2)
U.S. Equity	30,758	30,758	-	-
International Equity	10,332	10,332	-	-
Fixed Income	25,672	25,672	-	-
Balanced	10,507	10,507	-	-
Real Estate	2,039	2,039	-	-
Phillips-Van Heusen Stock Fund(3)	35,717	35,717	-	-
Money Market Funds(4)	1,760	-	1,760	-

Total Investments Measured at Fair Value	$ 246,813	$ 115,025	$ 131,788	$ -

(1)
Valued at the net asset value of the fund(s) as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these common collective trust funds.  These funds invest in (a) guarantee contracts and instruments and (b) securities that make up the S&P 500 Index in the same proportion as the index.  These funds are redeemable on a daily basis without restriction.

(2)	Valued at the net asset value of the fund(s), as determined by the closing price in the active market in which the individual fund is traded.

(3)	Valued at the closing price of Phillips-Van Heusen common stock.

(4)
Valued at the net asset value of the fund(s), as determined by a pricing vendor or the fund family.  The Plan has no unfunded commitments related to these funds.  These funds invest in short-term, high quality fixed income securities issued by banks, corporations and the U.S. government and maintain a constant $1 net asset value.  These funds are redeemable on a daily basis without restriction.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

5.           Investments

During 2010, the Plan’s investments (including gains and losses on investments purchased and sold, as well as held during the year) appreciated in fair value as follows:

Mutual Funds	$ 8,664
Phillips-Van Heusen Stock Fund	19,335
Common Collective Trust Funds	4,013

Total realized/unrealized appreciation	$ 32,012

Investments that represent 5% or more of the fair value of the Plan’s net assets at the end of the plan year are as follows:

	2010	2009

Wells Fargo Stable Return	$ 135,821	$ 24,806
Phillips-Van Heusen Stock Fund	53,685	35,717
Metropolitan West Total Return Bond Fund	34,574	-
American Beacon Large Cap Value Fund	17,277	13,787
Bond Fund of America	-	25,672
SEI Stable Asset Fund	-	97,886

6.           Risks and Uncertainties

The Plan invests in various investment securities.  Investment securities are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits.

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

NOTES TO FINANCIAL STATEMENTS

7.           Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated April 27, 1995 stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (“the Code”) and, therefore, the related trust is exempt from taxation.  Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification.  The Plan has been amended since receiving the determination letter and a new determination letter will be applied for.  The plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax-exempt.

8.           Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial
statements	$ 336,027	$ 274,383
Less adjustment to contract value	2,953	(4,702)

Net assets available for benefits per the
Form 5500	$ 338,980	$ 269,681

9.           Subsequent Events

On May 6, 2010, the Company completed its acquisition of Tommy Hilfiger B.V. and certain affiliated companies from funds affiliated with Apax Partners, LP.

Effective January 1, 2011, Tommy Hilfiger USA, Inc. and Tommy Hilfiger Retail, LLC (“Tommy”) adopted the Plan for the benefit of its eligible employees.  Those eligible employees were considered members of the plan as of January 1, 2011.  Hours of service while working for Tommy will be counted when determining eligibility and vesting.

SUPPLEMENTAL SCHEDULE

EIN: 13-1166910
Plan No: 014

PHILLIPS-VAN HEUSEN CORPORATION
ASSOCIATES INVESTMENT PLAN FOR RESIDENTS
OF THE COMMONWEALTH OF PUERTO RICO

SCHEDULE H, LINE 4i--SCHEDULE OF ASSETS HELD AT YEAR END
AT FAIR VALUE

December 31, 2010
	(b)			(e)
	Identity of issuer, borrower,	(c)	(d)	Current
(a)	lessor or similar party	Description of Investment	Cost	Value

	American Beacon Funds	American Beacon US Government MM; 121.4800
		shares	**	$ 121
	American Beacon Funds	American Beacon Large Cap Value Fund; 932.3730
		shares	**	17,277
	American Funds	Growth Fund of America Fund; 466.0900 shares	**	14,071
	Dodge & Cox Funds	Dodge & Cox Balanced Fund; 190.6980 shares	**	13,391
	Federated Securities Corp.	Federated Capital Reserves Fund; 443.32 shares	**	443
	Hartford Series Funds	Hartford HLS Small Cap Fund; 105.6830 shares	**	2,243
	Lazard Funds	Lazard Funds Emerging Markets; 67.2080 shares	**	1,491
	Metropolitan West	Metropolitan West Total Return Bond Fund;
		3,330.8390 shares	**	34,574
	Neuberger & Berman	Neuberger & Berman Genesis Trust; 0.2880 shares	**	14
	State Street Global Advisors	State Street Bank S&P 500 Index Fund;
		266.3990 shares	**	9,676
	Thornburg Investment	Thornburg International Value Fund;
	Management	448.5210 shares	**	12,846
	Virtus Mutual Funds	Virtus Real Estate Securities Fund; 96.5380 shares	**	2,689
	Wells Fargo Funds	Wells Fargo Small Cap Value Fund; 198.5860
		shares	**	6,468
	Wells Fargo Funds	Wells Fargo Stable Return; 2,905.6250 shares	**	135,821
*	Phillips-Van Heusen Corp	Investment in Phillips-Van Heusen
		Stock Fund; 852.0000 shares	**	53,685

		Total investments, at fair value		$ 304,810

	Notes Receivable from Participants	Participant Notes Receivable; loans maturing at various dates through 2016 and bearing interest at rates from 4.25% to 9.0%	**	$ 33,669

*   Party in interest
** Cost information is not required for participant directed investments and therefore is not included.

EXHIBIT INDEX

Exhibit No.

23.1	Consent of Independent Auditors